September 19, 2011

Brandon Hill, Attorney Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549

Re:         Steele Resources Corporation
Form 10-Q for the quarter ended June 30, 2011
Filed August 15, 2011
File No. 000-53474

Dear Mr. Hill:

Steele Resources Corporation, a Nevada corporation, (“SRC” or the “Company”), is responding to the comments set forth in your letter dated September 8, 2011 relating to SRC’s Quarterly Report on Form 10-Q filed on August 15, 2011 for the quarter ended June 30, 2011.  The responses by SRC below have been numbered to correspond with the related comment in your September 8, 2011 letter.

Form 10-Q for the fiscal Quarter Ended June 30, 2011

Liquidity and Capital Resources, page 24
COMMENT NO. 1

We note your disclosure in the Liquidity and Capital Resources section that you do not believe that your current cash and cash equivalents will be sufficient to meet your working capital requirements over the next twelve months and that you intend to try to raise additional capital through private placements, loans and such other means as you may determine. However, you do not discuss how you intend to raise the $540,000 dollars you are required to refund to INCT within the 90-day period following the termination of your JV agreement. Please revise your liquidity discussion to specifically address this payable, how you expect to raise the funds to meet this obligation and the potential, material consequences if you are unable to refund this initial deposit within the require time period.

3081 Alhambra Dr. Suite 208
Cameron Park, CA 95682
530.672.6225

Brandon Hill, Attorney Advisor
Re: Steele Resources, Inc.
September 19, 2011

RESPONSE

On September 9, 2011 the Company filed a Form 8-K specifically addressing the formal termination of the Joint Venture Agreement with Innocent, Inc. (“INCT”). As specified in the Termination of Definitive Agreement effective August 31, 2011 (the “Termination Agreement”), the Company can handle the repayment of the $540,000 advanced by INCT in 3 ways: 1) the Company can repay the amount from proceeds anticipated from the processing of mineralized material existing on the Mineral Hill property; 2) the Company can secure separate funds (equity investments, loans, etc.) to repay the amount; or 3) the Company can renegotiate and assume the INCT notes. The Termination Agreement does not specify a time period in which the $540,000 of advances must be repaid but does require that SRC carries this obligation as a liability on its balance sheet until repaid.

In light of the fact that the termination of the JV Agreement with INCT is disclosed in detail in the recently filed Form 8-K and the fact that the termination of the JV Agreement occurred subsequent to the period covered by the June 30, 2011 Form 10-Q, the Company does not believe any further amendment to the June 30, 2011 Form 10-Q is necessary. The Company will address the financial ramifications of the JV Agreement termination in the 10-Q for the quarter in which it occurred, namely its Form 10-Q for the quarter ending September 30, 2011.

Project Financing, page 25
COMMENT NO. 2

We note your response to comment six of our letter date August 10, 2011 that, since the joint venture entity was never created, you assume that INCT holds the contractual rights in the JV agreement. We also note your disclosure on page 25 that "SRI has assumed 100% ownership of the Mineral Hill Project." Refer to the Joint Venture Agreement filed as Exhibit 10.6 to your Current Report on Form 8-K filed March 25, 2011. Pursuant to the terms of the JV Agreement, you and INCT each held a 50% interest in Mineral Hill Project. Please explain to us how you were able to assume 100% ownership of the Mineral Hill Project pursuant to the terms of the JV agreement.

RESPONSE

As indicated in our response to Comment 1 above, the JV Agreement has been formally terminated and is no longer in effect. Pursuant to the Termination Agreement, Item 8 specifically provides that INCT forfeits all ownership rights to the Mineral Hill Project and recognizes Steele Resources, Inc. as being the 100% owner [of the leased mineral rights] of the property.

Exhibits. page 31
COMMENT NO. 3

We note that you have not provided your financial statements in interactive data format using extensible Business Reporting Language (XBRL) by submitting them via EDGAR and posting them on your website. Pursuant to Item 601(b)(101) of Regulation S-K, you are required to submit and post interactive data files in connection with your Form 10-Q for the period ended June 30, 2011. Please explain why you did not file you XBRL with your second quarter Form 10-Q and when you expect to comply. For further guidance, refer to our Small Business Compliance Guide: Interactive Data for Financial Reporting, located on our website at http://www.sec.gov.info.smallbus.secg.shtml.

RESPONSE

The XBRL version of SRC’s financial statements contained in its Form 10-Q for the quarter ended June 30, 2011 was filed with the SEC on September 13, 2011.

Sincerely yours,

/s/ David Bridgeford

David Bridgeford, CFO

3081 Alhambra Dr. Suite 208
Cameron Park, CA 95682
530.672.6225